NO ACT

AE 1-6-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005611

January 13, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-13-11

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated January 6, 2011

Dear Mr. Chevedden:

This is in response to your letter dated January 6, 2011 concerning the shareholder proposal submitted to McGraw-Hill by William Steiner. On January 5, 2011, we issued our response expressing our informal view that McGraw-Hill could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 6, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The McGraw-Hill Companies, Inc. (MHP)
Special Meeting Topic at 20%
William Steiner

Ladies and Gentlemen:

This further responds to the December 16, 2010 request to block this rule 14a-8 proposal for owners of 10% of shares to call a special meeting.

It seems that in order to block this proposal that the company plans to submit only one company proposal for shareholder vote – one company proposal that implicitly presents "alternative and conflicting decisions for stockholders" on the issues involved here and thereby impermissibly bundles more than one issue.

The company is bundling conflicting provisions into one shareholder vote. For instance the company plans to ask shareholders to approve, as one ballot item, steps that will increase and at the same time decrease their right call a special meeting by 20% of shareholders.

In one company proposal, the company is craftily asking shareholders to approve one step forward and one step backwards in enabling shareholders to call a special meeting. The step forward is to propose that 25% of shareholders (instead of the 20% of shareholders requested by the rule 14a-8 proposal) will be able to call a special meeting. The step backwards is that this 25% figure will be locked into the Certificate of Incorporation. For the shareholders who support 20% of shareholders to call a special meeting, it will be more difficult for them to eventually convince the company to adopt the 20% threshold because it will require the extra effort and time for a shareholder vote (because the 25%-threshold will be locked into the Certificate).

To enable 25% of shareholders to call a special meeting, the company does not need to specify the 25%-threshold in the Certificate. Placing the 25%-threshold in the Certificate will make future movement to the 20%-threshold more difficult.

Thus shareholders should have the opportunity to vote on accepting or rejecting the 25%-threshold as a first proposal and accepting or rejecting the 25%-threshold being placed in the Certificate as a second proposal.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Rule 14a-4(b)(1) states (emphasis added):
Rule 14a-4 -- Requirements as to Proxy ...
b. 1. Means shall be provided in the form of proxy whereby the person solicited is *afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon ...*

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,


John Chevedden

cc:
William Steiner
Scott Bennett <scott_bennett@mcgraw-hill.com>

[MHP: Rule 14a-8 Proposal, September 27, 2010, November 15, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 20% of our outstanding common stock (or the lowest percentage permitted by law above 20%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

Director Linda Lorimer was marked as a "Flagged (Problem) Director" by The Corporate Library www.thecorporatelibrary.com, an independent research firm, due to her Sprint directorship. Sprint's proposed merger with Worldcom led to the acceleration of $1.7 billion in stock options even though the merger ultimately failed. Ms. Lorimer was our highest negative vote-getter (a remarkable 43%) and was even allowed on our Executive Pay and Nomination Committees. Only 39% of company executive pay was incentive based.

Winfried Bischoff and Douglas Daft were also on our Executive Pay Committee in spite of each getting more than 35% in negative votes. This was compounded by Mr. Daft further being allowed on our Audit Committee.

Sidney Taurel, with 14 years long-tenure, was on our Nomination Committee with Ms. Lorimer, with 16 years long-tenure. Independence tends to decreases as tenure increases.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and turnaround the above type practices: **Special Shareowner Meetings – Yes on 3.***